

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2023

Paul Badawi
President and Chief Executive Officer
Sight Sciences, Inc.
4040 Campbell Avenue, Suite 100
Menlo Park, CA 94025

> **Re: Sight Sciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 16, 2023**
> **File No. 333-270629**

Dear Paul Badawi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Ryan Wilkins